November 16, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Manning & Napier, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-175309)

Ladies and Gentlemen:

As Representative of the several underwriters of the proposed public offering of up to 12,500,000 shares of Class A common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. eastern time on November 17, 2011, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act of 1933, we wish to advise you that we have distributed approximately 7,359 copies of the Company’s Preliminary Prospectus issued November 7, 2011 through the date hereof, to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED,
As Representative of the several Underwriters

By:	/s/ Michele A.H. Allong

Name:	Michele A.H. Allong
Title:	Authorized Signatory